General Moly, Inc.
1726 Cole Blvd., Suite 115
Lakewood, Colorado  80401

January 27, 2014

VIA EMAIL AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Mr. Ruairi Regan

Re:	General Moly, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed January 13, 2014
File No. 333-192668

Dear Mr. Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, General Moly, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:30 p.m., Eastern Standard Time, on Wednesday, January 29, 2013, or as soon thereafter as possible.

Sincerely,

/s/ David A. Chaput

David A. Chaput
Chief Financial Officer

cc:	John Reynolds
Brigitte Lippman
R. Scott Roswell
Charles D. Maguire, Jr.
Jennifer A. D’Alessandro